11/30

Follow-Up Materials

07028963

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IADB

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS:

PROCESSED
JAN 09 2008
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-00001 FISCAL YEAR: ________

(03/94)

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 15 2007
WASH. D.C. 190

File No. 83-1
Regulation IA
Rule 2 (a)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PERIODIC REPORT

Pursuant to Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended September 30, 2007
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of September 30, 2007, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
USD	72,000,000	Callable Zero Coupon	28.140935155	6-July-07	6-July-2027
TRY	100,000,000	16.375	100.00	9-July-07	9-July-2010
ZAR	150,000,000	8.82	100.00	18-July-07	18-July-2011
USD	100,000,000	5.10	100.00	25-July-07	5-Aug-2008
BRL	100,000,000	9.00	100.875	6-Aug-07	6-Aug-2010
MXN	400,000,000	6.50	97.410	9-Aug-07	9-Aug-2013
MXN	200,000,000	6.50	95.650	9-Aug-07	9-Aug-2017
USD	217,000,000	Callable Zero Coupon	13.81728740	9-Aug-07	9-Aug-2037
CAD	21,000,000	3.99	99.990	30-Aug-07	30-Aug-2011
ZAR	100,000,000	1.00	68.100	6-Sep-07	6-Sep-2012
ZAR	40,000,000	9.84	100.00	10-Sep-07	10-Sep-2009
ZAR	150,000,000	9.15	100.00	21-Sep-07	21-Sep-2011
BRL	100,000,000	9.00	101.0665 percent plus 53 days' accrued interest	28-Sep-07	6-Aug-2010

Inter-American Development Bank

Annex B

Ordinary Capital

Management's Discussion and Analysis
and
Condensed Quarterly Financial Statements
September 30, 2007

(Unaudited)

TABLE OF CONTENTS

SEPTEMBER 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

MANAGEMENT'S DISCUSSION AND ANALYSIS

September 30, 2007

INTRODUCTION

The resources of the Inter-American Development Bank (the Bank) consist of the Ordinary Capital, the Fund for Special Operations, the Intermediate Financing Facility Account, and the IDB Grant Facility Account. All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 9, 2007, which includes the Ordinary Capital Financial Statements for the year ended December 31, 2006. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

The financial statements of the Bank's Ordinary Capital are prepared in accordance with generally accepted accounting principles (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant accounting policies it uses to present its financial results in accordance with GAAP, for example the fair value of financial instruments and the determination of the loan loss allowance, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Management believes that the reported income volatility of applying SFAS 133[1] is not representative of the underlying economics of the transactions as the Bank generally holds its derivatives and related bonds and loans to maturity. Accordingly, Income before SFAS 133 and currency transaction adjustments[2] is defined herein as "Operating Income", which is more representative of the results of the Bank's operations. The effects of SFAS 133 and currency transaction adjustments are reported separately in the Condensed Statement of Income (Loss) and Retained Earnings and are excluded from the determination of ratios and other financial parameters.

FINANCIAL OVERVIEW

During the first nine months of 2007, the Bank approved 45 loans totaling $4.3 billion as compared to 47 loans that totaled $3.4 billion during the same period in 2006. The Bank issued bonds for a total face amount of $4.3 billion equivalent (2006 - $5.1 billion) that generated proceeds of $3.9 billion equivalent (2006 - $4.9 billion) and had an average life of 9.3 years (2006 - 6.6 years).

Operating Income during the first nine months of 2007 was $363 million, $113 million lower than last year. The decrease was mainly due to an increase in net non-interest expense ($49 million), a decrease in net interest income ($40 million), and a reduction in the credit for loan and guarantee losses ($28 million). Also, during the nine-month period ended September 30, 2007, there was a positive net currency translation adjustment of $185 million on the Bank's net assets, mostly due to an appreciation of the Japanese yen, euro, and Swiss franc against the United States dollar compared to a positive net currency translation adjustment of $117 million for the same period in 2006.

The Effects of SFAS 133 and currency transaction adjustments for the first nine months of 2007 amounted to a decrease in income of $393 million (2006 - $289 million). The decrease in income is attributed to a decrease in fair value of borrowing and lending swaps due to higher long-term interest rates (2007 - $402 million; 2006 - $356 million).

Borrowing swaps are financially equivalent to fixed-rate assets and, therefore, have shown a decrease in value as a result of the increase in long-term interest rates during the last two years. Although such decrease in value is substantially offset by a corresponding decrease in value of the associated fixed-rate borrowings, the latter is not currently recognized in the financial statements, in compliance with the Bank's application of SFAS 133 without hedge accounting.

Box 1 presents comparative selected financial data for the Bank's Ordinary Capital.

---

[1] SFAS 133 refers to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its related amendments.

[2] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

Box 1: Selected Financial Data

(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2007	Nine months ended September 30, 2006	Year ended December 31, 2006
Lending Summary			
Loans approved	$ 4,298	$ 3,424	$ 5,381
Undisbursed portion of approved loans	16,691	16,689	16,080
Gross disbursements	3,176	3,587	6,088
Net disbursements	(1,194)	(1,539)	(2,527)
Income Statement Data			
Operating income	$ 363	$ 476	$ 627
Effects of SFAS 133 and currency transaction adjustments	(393)	(289)	(384)
Net (loss) income	(30)	187	243
Returns and Costs, after swaps			
Return on average loans outstanding	5.38%	5.14%	5.22%
Return on average liquid investments	3.87%	4.29%	4.39%
Average cost of borrowings outstanding during the period	4.93%	4.73%	4.78%

	September 30, 2007	September 30, 2006	December 31, 2006
Balance Sheet Data			
Cash and investments-net [(1)], after swaps	$ 18,443	$ 15,751	$ 16,051
Loans outstanding	45,094	46,808	45,932
Borrowings outstanding [(2)], after swaps	44,669	44,250	43,550
Total equity	19,965	19,037	19,808
Total-Equity-to-Loans Ratio (TELR)	43.0%	39.7%	40.8%

(1) Net of Receivable/Payable for investment securities sold/purchased.

(2) Net of premium/discount.

CAPITAL ADEQUACY

The capital adequacy framework of the Bank consists of a credit risk model, a policy on capital adequacy and an associated loan pricing methodology. The framework allows the Bank to manage the risk inherent in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, while also offering its borrowers low and stable loan charges.

The capital adequacy policy tracks the sufficiency of economic capital, measured by the Total-Equity-to-Loans Ratio or TELR.[3] According to the Bank's capital adequacy policy, as long as Operating Income is positive and the TELR is within a range between 32% and 38% and increasing over the medium term, the Bank will apply standard loan charges equal to a lending spread of 0.30%, a credit commission of 0.25%, and no supervision and inspection fee. For the first semester of 2007, the Board of Executive Directors maintained the loan charges at 0.15% lending spread, 0.10% credit commission and no supervision and inspection fee, lower than the standard loan charges. The level of loan charges for the second semester of 2007 is currently under consideration by the Bank. Accordingly, loan income for the third quarter of 2007 has been calculated using the loan charges approved for the first semester of 2007. The Board of Executive Directors is still considering options for the use of equity when the TELR exceeds 38%.

3 The TELR is the ratio of the sum of "Equity" (defined as Paid-in capital stock, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local cash balances, net receivable from members, Postretirement benefit assets and the cumulative impact of SFAS 133 and currency transaction adjustments) to outstanding loans and net guarantee exposure.

The income generated from the portion of loans funded with equity, combined with the income from loan charges, is expected to be sufficient to cover the Bank's expenses and allow it to continue building its retained earnings.

Table 1 presents the TELR calculated excluding the effects of SFAS 133 and currency transaction adjustments. During the period, the TELR increased from 40.8% at the end of last year to 43.0%. The increase was mainly due to the combination of an increase in equity resulting from operating income and a reduction of $0.6 billion in loans outstanding and net guarantee exposure.

Table 1: TOTAL-EQUITY-TO-LOANS RATIO (TELR)
(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2007	Nine months ended September 30, 2006	December 31, 2006
Equity used in TELR	$ 19,639	$ 18,680	$ 18,831
Loans outstanding and net guarantee exposure	$ 45,623	$ 47,072	$ 46,199
TELR	**43.0%**	**39.7%**	**40.8%**

CONDENSED BALANCE SHEETS

Loan Portfolio: The Bank offers loans and guarantees to its borrowing member countries to help meet their development needs. In addition, under certain conditions and subject to certain prudential limits, up to 10% of outstanding loans and guarantees, not including emergency lending, may be made without a sovereign guarantee (i) in all economic sectors, and (ii) directly to private sector or sub-national entities carrying out projects in borrowing member countries (Non-sovereign guaranteed operations).

The loan portfolio is the Bank's principal earning asset of which, at September 30, 2007, over 97% was sovereign-guaranteed. At September 30, 2007, the total volume of outstanding loans was $45.1 billion, $0.8 billion lower than the $45.9 billion at December 31, 2006. The decrease in the loan portfolio was mostly due to a higher level of loan collections ($4.4 billion, including prepayments of $0.8 billion) than disbursements ($3.2 billion), partially offset by positive currency translation adjustments of $0.4 billion.

Investment Portfolio: The Bank's investment portfolio is comprised of highly-rated debt securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, increased $2.4 billion during the first nine months of 2007, which was mainly attributable to a higher level of loan collections than disbursements of $1.2 billion, a positive currency translation adjustment of $0.6 billion and cash flows from operating activities of $0.7 billion.

Borrowings Portfolio: The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, increased $1.1 billion compared with December 31, 2006, primarily due to a decrease in the value of the borrowing swaps ($0.5 billion), and currency translation adjustments ($0.6 billion).

Equity: Total equity at September 30, 2007 was $20.0 billion, compared with $19.8 billion at December 31, 2006, reflecting the net loss for the period ($30 million, including a negative effect of SFAS 133 and currency transaction adjustments of $393 million), and positive currency translation adjustments of $185 million.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income. For the nine months ended September 30, 2007, Operating Income was $113 million lower than the same period last year due to a decrease in net interest income, a lower credit for loan and guarantee losses, and an increase in net non-interest expense.

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective returns and costs for the nine months ended September 30, 2007 and 2006 and the year ended December 31, 2006 are shown in **Table 3**.

Net interest income, comprised of income on loans and investments less borrowing expenses, decreased $40 million during the first nine months of 2007 compared with the same period in 2006, primarily due to higher unrealized (mark to market) losses on the Bank's trading investments portfolio and a decrease in the average balance of emergency loans, which

generate a margin of 4%, partially offset by an increase in the income contribution of the Bank's cost free equity funds, slightly higher loan rates and income realized from the termination of the interest rate caps portfolio.

Net interest income during the third quarter was $102 million lower than the same period last year (2007 - $136 million; 2006 - $238 million) mainly due to a reduction in net investment income of approximately $100 million, reflecting unrealized (mark to market) losses of $102 million mostly resulting from the contagion effect from the recent sub-prime and Asset-Backed Commercial Paper (ABCP) crisis on the market values of the trading investments portfolio, as described below under "Other Developments During the Quarter."

During the first nine months of 2007, the Bank had a credit for loan and guarantee losses of $17 million compared with $45 million during the first nine months of 2006, mainly due to improvements in the non-sovereign-guaranteed loans portfolio risk and the partial collection of a private sector impaired loan in 2006.

Net non-interest expense increased $49 million during the period mainly due to a decrease in the share of administrative expenses charged to the FSO ($21 million), realignment costs ($37 million), and increases in salaries and benefits ($11 million) and pension costs ($8 million), partially offset by a decrease in depreciation expense ($22 million).

Table 2: OPERATING INCOME
(Expressed in millions of United States dollars)

	Nine months ended September 30,	
	2007	2006
Loan interest income	$ 1,792	$ 1,814
Investment income	476	434
	2,268	2,248
Less:		
Borrowing expenses	1,596	1,536
Net interest income	672	712
Other loan income	25	21
Other expenses:		
Credit for loan and guarantee losses	(17)	(45)
Net non-interest expense	351	302
Total	334	257
Operating Income	$ 363	$ 476

Table 3: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2007		Nine months ended September 30, 2006		Year ended December 31, 2006	
	Average balance	Return/Cost %	Average balance	Return/Cost %	Average balance	Return/Cost %
Loans [1]	$ 45,164	5.31	$ 47,730	5.08	$ 47,207	5.16
Liquid investments	16,835	3.87	13,690	4.29	14,226	4.39
Total earning assets	61,999	4.92	61,420	4.90	61,433	4.98
Borrowings	43,254	4.93	43,407	4.73	43,314	4.78
Interest rate spread [3]		(0.01)		0.17		0.20
Net interest margin [2]		1.45		1.55		1.60

[1] Excludes loan fees.

[2] Represents net interest income as a percent of average earning assets.

[3] Negative interest rate spread during 2007 mostly due to a reduction in net investment income during the third quarter, as described below.

COMMITMENTS

Guarantees: The Bank makes partial guarantees with or without a sovereign counter-guarantee. During the nine months ended September 30, 2007, the Bank

approved four guarantees without sovereign counter-guarantee for $900 million compared to one guarantee for $60 million during the nine months ended September 30, 2006. In addition, the Bank authorized 12 guarantee credit lines for $227 million and increased by $9 million an already existing credit line under its non-sovereign-guaranteed Trade Finance Facilitation Program. There were no guarantees approved with a sovereign counter-guarantee (one for $60 million in the nine months ended September 30, 2006).

Contractual Obligations: The Bank's most significant contractual obligations relate to undisbursed loans and the repayment of borrowings. At September 30, 2007, undisbursed loans amounted to $16,691 million and the average maturity of the medium- and long-term borrowing portfolio, after swaps, was 5.39 years with contractual maturity dates through 2037.[5]

OTHER DEVELOPMENTS DURING THE QUARTER

Realignment Process: The Bank's realignment process continued during the third quarter. Changes in the Bank's Basic Organization approved by the Board of Executive Directors, including the creation of three new Vice Presidencies (the Vice Presidency for Countries, the Vice Presidency for Sectors and Knowledge, and the Vice Presidency for Private Sector and Non-Sovereign Guaranteed Operations), became effective July 1, 2007.

It is estimated that realignment costs will be between $75 million and $100 million, which are expected to be recovered through cost savings resulting from future efficiency gains. As of September 30, 2007, the Bank had incurred realignment costs of $37 million.

Bank Investment Operations Affected by Sub-Prime Crisis and Financial Effect on the Bank: At September 30, 2007, the Bank's trading investments portfolio amounted to $14.5 billion. It is mainly invested in instruments such as AAA rated Asset-Backed Securities (ABS), as well as AA or A rated instruments issued by banks.

The third quarter witnessed a drastic credit-spread widening across sectors, chiefly caused by the sub-prime mortgage crisis. The Bank's exposure, at September 30, 2007, to the sub-prime ABS involved only AAA rated securities and was less than 5% of the trading investments portfolio; none of the Bank's holdings in this sector had been downgraded.

Also, since mid-August 2007, the more than $1 trillion ABCP market experienced refinancing and redemption problems due to some links with the sub-prime markets. At September 30, 2007, the Bank's portfolio of ABCP has been reduced sharply, through the collection of scheduled maturities, to a level of only $117 million.

Credit-spread widening resulted in unrealized (mark to market) investment losses for the year-to-date of $108 million or 0.75% of the trading investments portfolio. Confidence was partly restored after the Federal Reserve Bank's decision, on September 18, 2007, to lower the federal funds rate by 50 bps but, while partial recovery could occur in the fourth quarter as the holders of market losses become more apparent, the overall financial markets continue to face the threat of lower housing prices and its potential consequences to the global economy. The lack of liquidity in the market and continued negative spillover effects can cause increasing mark to market amounts to deteriorate further.

5 The maturity structure of medium- and long-term borrowings outstanding at the end of 2006 is presented in Appendix I-5 to the December 31, 2006 financial statements.

CONDENSED QUARTERLY FINANCIAL STATEMENTS
(UNAUDITED)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
(Expressed in millions of United States dollars)

	September 30, 2007 (Unaudited)		December 31, 2006	
ASSETS				
Cash and investments				
Cash	$ 248		$ 276	
Investments				
Trading	14,459		12,278	
Held-to-maturity	3,850	$ 18,557	3,543	$ 16,097
Loans outstanding	45,094		45,932	
Allowance for loan losses	(49)	45,045	(90)	45,842
Receivable from members		414		418
Receivable from currency and interest rate swaps		3,079		1,887
Postretirement benefit assets		852		863
Receivable from investment securities sold		-		60
Other assets		1,288		1,308
Total assets		$ 69,235		$ 66,475
LIABILITIES AND EQUITY				
Liabilities				
Borrowings		$ 46,637		$ 44,688
Payable for currency and interest rate swaps		1,109		752
Payable for investment securities purchased		116		47
Amounts payable to maintain value of currency holdings		586		315
Other liabilities		822		865
Total liabilities		49,270		46,667
Equity				
Capital stock				
Subscribed 8,368,563 shares	$100,953		$ 100,953	
Less callable portion	(96,613)		(96,613)	
Paid-in capital stock	4,340		4,340	
Retained earnings	14,412		14,442	
Accumulated other comprehensive income	1,213	19,965	1,026	19,808
Total liabilities and equity		$ 69,235		$ 66,475

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME (LOSS) AND RETAINED EARNINGS

(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	2007	2006
	(Unaudited)		(Unaudited)	
Income				
Loans	$ 607	$ 622	$ 1,817	$ 1,835
Investments	101	160	476	434
Other	4	4	15	8
Total income	712	786	2,308	2,277
Expenses				
Borrowing expenses, after swaps	564	537	1,596	1,536
Credit for loan and guarantee losses	(5)	(8)	(17)	(45)
Administrative expenses	136	106	351	296
Special programs	6	6	15	14
Total expenses	701	641	1,945	1,801
Income before SFAS 133 and currency transaction adjustments	11	145	363	476
Effects of SFAS 133 and currency transaction adjustments	331	394	(393)	(289)
Net income (loss)	342	539	(30)	187
Retained earnings, beginning of period	14,070	13,847	14,442	14,199
Retained earnings, end of period	$ 14,412	$ 14,386	$ 14,412	$ 14,386

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	2007	2006
	(Unaudited)		(Unaudited)	
Net income (loss)	$ 342	$ 539	$ (30)	$ 187
Other comprehensive income (loss)				
Translation adjustments	203	(80)	185	117
Reclassification to income - cash flow hedges	-	1	2	6
Total other comprehensive income (loss)	203	(79)	187	123
Comprehensive income	$ 545	$ 460	$ 157	$ 310

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Nine months ended September 30, 2007	Nine months ended September 30, 2006
	(Unaudited)	
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	$ (3,176)	$ (3,587)
Loan collections (net of participations)	4,370	5,126
Recoveries	-	3
Net cash provided by lending activities	1,194	1,542
Gross purchases of held-to-maturity investments	(1,605)	(1,548)
Gross proceeds from maturities of held-to-maturity investments	1,637	1,464
Miscellaneous assets and liabilities	(51)	(51)
Net cash provided by lending and investing activities	1,175	1,407
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from inssuance	3,895	4,939
Repayments	(3,213)	(4,555)
Short-term borrowings, net	(659)	(883)
Collections of receivable from members	4	8
Net cash provided by (used in) financing activities	27	(491)
Cash flows from operating activities		
Gross purchases of trading investments	(9,437)	(15,543)
Gross proceeds from sale or maturity of trading investments	7,519	14,171
Loan income collections	1,847	1,920
Interest and other costs of borrowings, after swaps	(1,435)	(1,385)
Income from investments	580	412
Other income	15	8
Administrative expenses	(315)	(272)
Special programs	(8)	(5)
Net cash used in operating activities	(1,234)	(694)
Effect of exchange rate fluctuations on cash	4	(2)
Net (decrease) increase in cash	(28)	220
Cash, beginning of year	276	223
Cash, end of period	$ 248	$ 443

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED NOTES TO FINANCIAL STATEMENTS

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations , the Intermediate Financing Facility Account , and the IDB Grant Facility Account. Unless otherwise indicated, all financial information provided in these condensed quarterly financial statements refers to the Ordinary Capital. The condensed quarterly financial statements should be read in conjunction with the December 31, 2006 financial statements and notes therein. Management believes that the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with accounting principles generally accepted in the United States of America. The results of operations for the first nine months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157 "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements; this pronouncement is effective for the Bank beginning in 2008. Management believes that the provisions of this standard will not have a material impact on the Bank's financial position and results of operations.

In addition, in February 2007, the FASB issued SFAS 159 "The Fair Value Option for Financial Assets and Liabilities". The objective of SFAS 159 is to mitigate volatility in reported earnings by measuring related assets and liabilities at fair value without having to apply complex hedge accounting provisions. The Bank is currently assessing the impact of this standard on its financial statements, which is effective for the Bank on January 1, 2008.

NOTE C – LOANS AND GUARANTEES

Loan Charges: The Bank's standard loan charges consist of a lending spread of 0.30% per annum on the outstanding amount, a credit commission of 0.25% per annum on the undisbursed convertible currency portion of the loan, and no supervision and inspection fee. These charges currently apply to Single Currency Facility loans and most Currency Pooling System and U.S. Dollar Window loans comprising approximately 94% of the loan portfolio. The loan charges are subject to semiannual approval by the Board of Executive Directors.

For the first semester of 2007, the Board of Executive Directors approved loan charges of 0.15% lending spread, 0.10% credit commission and no supervision and inspection fee, lower than the standard loan charges. The level of loan charges for the second semester of 2007 is currently under consideration by the Bank. Loan income for the third quarter of 2007 has been calculated using the reduced loan charges approved for the first semester of 2007, pending a final decision on the loan charges for the second semester of 2007.

Nonaccrual and impaired loans and allowance for loan losses: At September 30, 2007, the Bank had one non-sovereign-guaranteed loan classified as impaired.

The following table provides financial information related to impaired loans as of September 30, 2007 and December 31, 2006 (in millions):

	2007 (Unaudited)	2006
Recorded investment at end of period..................	$ 2	$ 66
Allowance for loan losses.......	-	19
Average recorded investment during period.....................	32	117

In addition, a summary of financial information related to impaired loans affecting the results of operations for the three months and the nine months ended September 30, 2007 and 2006 is as follows (in millions):

	Three months ended September 30,	
	2007	2006
	(Unaudited)	
Loan income recognized	$ -	$ 2
Loan income that would have been recognized on an accrual basis during the period	-	2

	Nine months ended September 30,	
	2007	2006
	(Unaudited)	
Loan income recognized	$ 4	$ 11
Loan income that would have been recognized on an accrual basis during the period	3	9

The changes in the allowance for loan and guarantee losses for the nine months ended September 30, 2007 and the year ended December 31, 2006 were as follows (in millions):

	2007 (Unaudited)	2006
Balance, beginning of year	$ 104	$ 188
Credit for loan and guarantee losses	(17)	(48)
Non-sovereign-guaranteed loans:		
Write-offs	(21)	(42)
Recoveries	-	6
Balance, end of period	$ 66	$ 104
Composed of:		
Allowance for loan losses	$ 49	$ 90
Allowance for guarantee losses[1]	17	14
Total	$ 66	$ 104

[1] The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet.

Guarantees: As of September 30, 2007, the Bank had approved, net of cancellations and maturities, non-trade related guarantees without sovereign counter-guarantees of $1.4 billion ($512 million as of December 31, 2006), and a guarantee with sovereign counter-guarantee of $60 million ($60 million as of December 31, 2006).

Under its non-sovereign-guaranteed Trade Finance Facilitation Program, the Bank provides partial credit guarantees on short-term trade related transactions. This Program authorizes up to $40 million in credit support per approved trade-finance bank, and an aggregate of no more than $400 million outstanding at any time. As of September 30, 2007, 32 guarantee credit lines totaling $659 million had been authorized under this Program ($423 million as of December 31, 2006).

At September 30, 2007, guarantees of $641 million ($379 million as of December 31, 2006) were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. An amount of $59 million ($61 million as of December 31, 2006) of guarantees outstanding has been re-insured to reduce the Bank's exposure. Outstanding guarantees have remaining maturities ranging from 3 to 18 years, except for trade related guarantees that have maturities of up to three years. As of September 30, 2007, no guarantees provided by the Bank have ever been called.

NOTE D – EFFECTS OF SFAS 133 AND CURRENCY TRANSACTION ADJUSTMENTS

Effects of SFAS 133 and currency transaction adjustments on the Condensed Statement of Income (Loss) and Retained Earnings for the three months and the nine months ended September 30, 2007 and 2006 comprise the following (in millions):

	Three months ended September 30,	
	2007	2006
	(Unaudited)	
Increase in fair value of derivative instruments due to movements in:		
Exchange rates	$ 343	$ 263
Interest rates	326	380
Total change in fair value of derivatives	669	643
Currency transaction losses on borrowings	(353)	(265)
Change in fair value of hybrid borrowings	1	(1)
Amortization of borrowing and loan basis adjustments	14	18
Reclassification to income - cash flow hedges	-	(1)
Total	$ 331	$ 394

	Nine months ended September 30, 2007	Nine months ended September 30, 2006
	(Unaudited)	
Increase (decrease) in fair value of derivative instruments due to movements in:		
Exchange rates	$ 1,264	$ 123
Interest rates	(402)	(356)
Total change in fair value of derivatives	862	(233)
Currency transaction losses on borrowings	(1,297)	(104)
Change in fair value of hybrid borrowings	2	3
Amortization of borrowing and loan basis adjustments	42	51
Reclassification to income - cash flow hedges	(2)	(6)
Total	$ (393)	$ (289)

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During 2007, positive exchange rate changes affecting the value of borrowing swaps of $1,264 million (2006 – $123 million) substantially offset currency transaction losses on borrowings of $1,297 million (2006 – $104 million).

NOTE E – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has two defined benefit retirement plans (Plans), the Staff Retirement Plan (SRP) for the pension benefit of its international employees and the Local Retirement Plan (LRP) for the pension benefit of local employees in the country offices. The Bank also provides certain health care and other benefits to retirees under the Postretirement Benefits Plan (PRBP).

Contributions: All contributions are made in cash. Contributions from the Bank to the Plans and the PRBP during the first nine months of 2007 were $37 million (2006 – $38 million). As of September 30, 2007, the estimate of contributions expected to be paid to the Plans during 2007 was $34 million, $3 million lower than the amount disclosed in the December 31, 2006 financial statements. Estimated contributions expected to be paid to the PRBP remained unchanged at $16 million. Contributions for 2006 were $35 million and $16 million, respectively.

Periodic benefit cost: Net periodic benefit costs are allocated between the Ordinary Capital and the FSO in accordance with an allocation method approved by the Board of Executive Directors for administrative expenses and are included under Administrative expenses in the Statement of Income (Loss) and Retained Earnings.

The following table summarizes the benefit costs associated with the Plans and the PRBP for the three months and the nine months ended September 30, 2007 and 2006 (in millions):

	Pension Benefits			
	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	2007	2006
	(Unaudited)		(Unaudited)	
Service cost	$ 14	$ 15	$ 43	$ 44
Interest cost	33	28	99	84
Expected return on plan assets	(38)	(34)	(115)	(104)
Amortization of prior service cost	-	-	1	1
Net periodic benefit cost	$ 9	$ 9	$ 28	$ 25
Of which:				
ORC's share	$ 8	$ 7	$ 24	$ 20
FSO's share	$ 1	$ 2	$ 4	$ 5

	Postretirement Benefits			
	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	2007	2006
	(Unaudited)		(Unaudited)	
Service cost	$ 8	$ 7	$ 24	$ 23
Interest cost	13	10	40	33
Expected return on plan assets	(15)	(13)	(45)	(41)
Amortization of prior service cost	-	1	1	1
Net periodic benefit cost	$ 6	$ 5	$ 20	$ 16
Of which:				
ORC's share	$ 5	$ 4	$ 17	$ 13
FSO's share	$ 1	$ 1	$ 3	$ 3

NOTE F – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the nine months ended September 30, 2007 and 2006, loans made to or guaranteed by two countries individually generated in excess of 10 percent of loan income, as follows (in millions):

	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Brazil	$ 433	$ 393
Argentina	348	351

END